Exhibit 99.1

Eat meat sustainably. Be a Steakholder

Steakholder Foods® Shares a Message of Resilience,
Commitment and Progress from CEO, Arik Kaufman

The letter highlights 2023 achievements and assures
Steakholders of the company’s commitment and resilience

Rehovot, Israel, Oct. 20, 2023 (GLOBE NEWSWIRE) --  Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, shares a letter from CEO, Arik Kaufman - a message of resilience, commitment and progress:

Dear Steakholder,

I hope this letter finds you in good health and spirits amidst these challenging times.

Recent events in Israel have profoundly affected us as a community of individuals who care deeply about our homeland and its people. The horrific loss and ongoing unrest have touched our hearts, and our condolences continue to go out to every family impacted.

Israel has always been a source of initiative, hope and innovation, and we continue to draw strength from our heritage and commitment to the values we uphold. In this light, I wanted to personally reach out to assure you of Steakholder Foods’ undaunted resilience and tenacity. While the emotional weight of this moment is undeniable, our team has displayed unparalleled dedication, channeling their energy and passion into advancing our company’s mission and growth objectives. While a small number of employees are bravely taking part in homeland defense, neither this nor any other aspect of the current conflict has had a substantial impact on our operations.

In the face of 2023’s external challenges, Steakholder Foods is unwavering in its pursuit of excellence and innovation. We solidified our B2B approach through a significant partnership with a Persian Gulf governmental entity, setting the stage for our entry into new markets and intensifying our R&D and commercialization agendas. Alongside this, we raised $12.5 million from two offerings, fueling our ambitious corporate trajectory.

Our technological prowess and forward momentum was notably evident this year. Leading the charge, we realized a groundbreaking achievement with our 3D-bioprinted, ready-to-cook cultivated fish, creating multiple opportunities for strategic partnerships, especially in the sphere of bio-ink development. This was complemented by a vital upgrade to our printer, design to boost our manufacturing and commercialization capabilities.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder

Furthermore, we launched our state-of-the-art Light CAD Editor, heralding a new era of 3D model customization. We also filed a provisional patent for our immortal bovine cell line, which stands to be a linchpin in our transition to commercial-scale cultivated meat production. Adding another feather to our cap, our AI-Powered Nozzle Inspection System ensures that our 3D printing process remains unparalleled in precision. Concluding our technological strides, the introduction of SH Beef Steak Ink, synergized with our fusion printer technology, is poised to set new benchmarks in the cultivated meat domain.

Each of these milestones signal our shift from a primarily R&D orientation to robust commercial readiness, with an eye on redefining the future of the cultivated meat industry.

I recognize that as our valued investors, you have placed your trust and resources in our vision. It is my promise to you that we will continue to push forward, innovate, and drive value, even in these turbulent times. Our operations are ongoing, our goals remain clear, and our commitment to excellence and business success is unwavering. We remain steadfast in our mission to provide exceptional products to our customers and value to our investors.

Finally, I want to thank you for your continued belief in Steakholder Foods. It is through collective strength and mutual support that we will navigate this period, as we do all that we can to ensure a promising future for our company and its stakeholders. Let us continue to believe in better days ahead, where peace and prosperity will prevail.

Thank you for your understanding, patience and unwavering support.

Yours truly,

Arik Kaufman CEO, Steakholder Foods

About Steakholder Foods

Steakholder Foods Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ reference to its partnership with a Persian gulf entity as setting the stage for its entry into new markets and intensifying its R&D and commercialization agendas, expectations regarding the groundbreaking achievement with our 3D-bioprinted, ready-to-cook cultivated fish, anticipation that the provisional patent for our immortal bovine cell line will be a linchpin in its transition to commercial-scale cultivated meat production, expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law. Steakholder Foods is not yet able to estimate the intensity and duration of the current war, or any resulting impact it may have on its business and operations. The Company’s anticipation could be affected, materially, by various factors which are external events beyond the Company’s control.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com